Exhibit 99.1

TSX: OYM, OTCQX: OLYMF, & FSX: OP6

NEWS RELEASE

OLYMPUS ANNOUNCES CHANGE OF FINANCIAL YEAR-END

Toronto, April 3, 2012 - Olympus Pacific Minerals Inc. announces that it has changed its fiscal year-end to June 30 from its current fiscal year-end of December 31. This change will better align the Company’s financial reporting with its operational and budgeting cycle as well as facilitate the annual financial reporting process so that it does not coincide with the Lunar New Year holidays occurring in Asia during January or February.

The Company will report the audited results for its six-month transitional fiscal year (January 1, 2012 to June 30, 2012) in September 2012. Prior to that, the Company will file quarterly financial reporting for the period ended March 31, 2012. Going forward, the Company's fiscal quarters will end on the last day of September, December and March each year.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also contemplates a large increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G.  Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com